Nasdaq Regulation

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

Nasdaq

March 15, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 15, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from FTAI Aviation Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Fixed-Rate Reset

Series D Cumulative Perpetual Redeemable

Preferred Shares, par value $0.01

per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi